Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED SHARE DIVIDENDS

						For the nine months ended
	Fiscal Year ended December 31,					September
	2003	2004	2005	2006	2007	30, 2008
	(in thousands of US dollars)

Computation of earnings available for fixed charges:
Income (loss) before income taxes and minority interests	(281,486)	12,549	(144,834)	90,948	10,255	(16,066)
Add:
Loss (income) in equity investees	(23,194)	(27,563)	(6,486)	(36,040)	(33,836)	(28,192)
Fixed charges	48,000	45,601	89,207	100,266	95,398	72,816
Amortization of capitalized interest	9,850	12,127	13,062	12,427	17,311	19,614
Distributed income of equity investees	—	—	29,460	38,178	33,602	28,457
Less:
Interest capitalized	5,466	15,177	19,032	12,062	34,818	22,638

Earnings available for fixed charges	(252,296)	27,537	(38,623)	193,717	87,912	53,991

Computation of fixed charges:
Interest expensed	38,305	25,853	61,606	80,381	55,370	44,668
Interest capitalized	5,466	15,177	19,032	12,062	34,818	22,638
Amortization of capitalized expenses related to indebtedness	3,917	4,240	8,233	7,569	4,955	5,322
Estimate of interest within rental expense on operating leases	312	331	336	254	255	188

Fixed charges	48,000	45,601	89,207	100,266	95,398	72,816

Preferred dividends(1)	—	—	3,196	9,476	9,663	7,495
Ratio of earnings to fixed charges	—	—	—	1.93X	—	—

Deficiency of earnings available to cover fixed charges	$300,296	$18,064	$127,830	—	$7,486	$18,825

Ratio of earnings to combined fixed charges and preferred dividends	—	—	—	1.77X	—	—

Deficiency of earnings available to cover combined fixed charges and preferred dividends	$300,296	$18,064	$131,026	—	$17,149	$26,320

Note:

(1)	Preferred dividends consist of accretion charges related to our convertible redeemable preference shares.